SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

STAAR SURGICAL COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

852312305
(CUSIP Number)

Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not applicable
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852312305	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Joern S. Joergensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 466,717
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 466,717
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 466,717
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 852312305	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON EuroEyes Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Zurich, Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 427,116
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 427,116
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 427,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 852312305	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of STAAR Surgical Company, a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 1911 Walker Avenue, Monrovia, California 91016.

Item 2. Identity and Background.

This Statement is filed by Joern S. Joergensen, an individual, and EuroEyes Holding AG, an aktiengesellschaft organized in Zurich, Switzerland. The principal business address of Dr. Joergensen is Elbchaussee 454, 22587 Hamburg, Germany. The principal business address of EuroEyes Holding AG is Othmarstrasse 8, 8008 Zurich, Switzerland. Dr. Joergensen is the founder, Chief Executive Officer and Medical Director of EuroEyes Clinical Group, an association of licensed eye clinics and laser eye centers with locations in Germany, Denmark and China. The principal business of EuroEyes Holding AG is the acquisition and management of shares in businesses of all kinds, particularly companies in the ophthalmic laser technology, lens implant and related markets. Dr. Joergensen is the sole owner of EuroEyes Holding AG. Dr. Joergensen is a citizen of Denmark. Each of Dr. Joergensen and EuroEyes Holding AG is referred to herein as a “Reporting Person.”

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used in effecting the purchases of Common Stock set forth on Schedule A of approximately $574,852 was personal funds of Dr. Joergensen and working capital of EuroEyes Holding AG.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling, hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

Neither of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that Dr. Joergensen has expressed to the Company his interest in serving on its board of directors as a shareholder representative and industry expert.

On May 26, 2015, Dr. Joergensen sent a letter to the chairman of the board of directors of the Company relating to his concerns regarding the Company’s board of directors and his interest in serving as a member of the board, a copy of which letter is attached as an exhibit to this Statement.

The Reporting Persons reserve the right in the future to formulate any plans or proposals, and to take any actions, with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 852312305	13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a)      The Reporting Persons beneficially own in the aggregate 893,833 shares of Common Stock of the Company, which represents approximately 2.3% percent of the Company’s outstanding shares of Common Stock. Dr. Joergensen and EuroEyes Holding AG directly hold the number and percentage of shares of Common Stock disclosed as held by them in the applicable tables set forth on the cover page to this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 38,845,236 shares of Common Stock reported by the Company as outstanding as of May 1, 2015 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended April 3, 2015.

Dr. Joergensen is the sole owner of EuroEyes Holding AG and therefore may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by EuroEyes Holding AG.

Dr. Joergensen’s parents beneficially own an additional 35,600 shares (or 0.1%) of the Common Stock of the Company through their ownership of Lens Implant ApS. The principal business address of Lens Implant ApS is Lundbysgade 32, 6400 Soenderborg, Denmark.

(b)      Dr. Joergensen has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as beneficially owned by himself and EuroEyes Holding AG.

(c)      The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Letter dated May 26, 2015 sent by Dr. Joern Joergensen to the chairman of the board of directors of STAAR Surgical Company.

CUSIP No. 852312305	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: May 26, 2015

JOERN S. JOERGENSEN

/s/ Joern S. Joergensen

EUROEYES HOLDING AG

Signature:	/s/ Joern S. Joergensen
Name:	Joern S. Joergensen
Title:	Director

CUSIP No. 852312305	13D	Page 7 of 7 Pages

Schedule A

Transactions by Dr. Joergensen and EuroEyes Holding AG

in the Common Stock in the past 60 days:

Joern S. Joergensen:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

03/16/2015	10,000	7.1818
03/20/2015	10,000	7.4612
04/09/2015	8,811	8.3640
04/13/2015	1,500	8.6770
04/15/2015	7,000	9.0060

EuroEyes Holding AG:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

04/17/2015	10,000	9.3498
04/21/2015	10,000	9.0030
04/28/2015	10,000	9.3116